Exhibit 99.8
Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2022 of West Fraser Timber Co. Ltd. of our report dated February 14, 2023, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form F-10/A (No. 333-254828) and Forms S-8 (No.333-252631 and 333-257254) of West Fraser Timber Co. Ltd. of our report dated February 14, 2023 referred to above. We also consent to reference to us under the heading “Interests of Experts” in the Annual Information Form, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is also incorporated by reference in such Registration Statements.

/s/PricewaterhouseCoopers LLP
Vancouver, British Columbia
Canada

February 14, 2023